Contact

www.linkedin.com/in/christopher-campbell-3a6939172 (LinkedIn)

Top Skills

Home Theater

Control4 Automation

Low Voltage Electrical Engineering/ Design

Certifications

Lutron Advanced Lighting

Christopher Campbell

Creating Technology for a Healthy World.
Davenport, Florida, United States

Summary

With over 20 years of electronic automation experience, I have learned to keep it simple. I love the feeling you get when you put a complex system together and it ends up being easy to use. It's the lighting up of the clients eyes and the smile on their face. I have seen every chair in the systems integration industry and I know how to get the job done. It's simply what I love.

Experience

Simpli-Fi Automation, Inc.
CEO
November 2017 - Present (6 years 7 months)
Central Florida

Synergy Florida
Lead Design Engineer/Sales
February 2014 - November 2017 (3 years 10 months)
Orlando, Florida Area

Engineered custom integrated electronic systems. Handled business to business sales. Directed Custom Home Builder relationships for Orlando area branch.

Soundwaves Audio Video Interiors, Inc
Project Manager
February 2011 - February 2014 (3 years 1 month)
Lakeland, Florida Area

Installed and programmed electronic systems for home and business.

Millenium Systems Design, Inc
Project Manager
April 2008 - February 2011 (2 years 11 months)
Orlando, Florida Area

Project Manager, Lead systems integrator.

Education

Wageningen University & Research

EDX Certification, Nutrition, Exercise and Sports · (January 2023 - March 2023)

MIT Sloan School of Management

EDX Certification, Entrepreneurship/Entrepreneurial Studies · (August 2021 - December 2022)

Massachusetts Institute of Technology

EDX Certification, Fundamentals of manufacturing Processes · (January 2020 - September 2021)

Minnesota Graduate School of Theology

Bachelor of Arts - BA, Theology · (September 2018 - June 2019)

Tokyo Institute of Technology

EDX Certification, Introduction to Electrical and Electronic Engineering · (September 2017 - June 2018)